

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 15, 2021

Suresh Venkatachari
Chief Executive Officer
Healthcare Triangle, Inc.
4309 Hacienda Dr., Suite 150
Pleasanton, CA 94588

> **Re: Healthcare Triangle, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 10, 2021**
> **File No. 333-259180**

Dear Mr. Venkatachari:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 9, 2021 letter.

Amendment No. 1 to Form S-1 filed September 10, 2021

Note 13. Share Based Compensation, page F-27

1. We note your disclosure that the public offering price of the shares in this offering is assumed to be $5.00, the midpoint of an estimated price range of $4.50 to $5.50. We also note that on January 1, 2021, you issued approximately 1.41 million stock options to employees and directors with an estimated fair value of $0.40 per common share. Please describe for us the factors that contributed to such a significant fluctuation in fair values, including any intervening events within the company or changes in your valuation assumptions or methodology. Also, please disclose any share-based issuances subsequent to the most recent balance sheet date and the expected financial statement impact, if material.

You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Anna Abramson, Staff Attorney, at (202) 551-4969 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Ross Carmel